Amendments to the By-Laws of
                               WPL Holdings, Inc.
                            (Effective June 22, 1995)

             1. Section 1 of Article IV was amended in its entirety to provide as follows:

             Section 1 - The number of Directors constituting the Board of Directors shall be a minimum of seven (7) and a maximum of thirteen (13). Whenever a vacancy(ies) occurs on the Board of Directors such that there are less than seven (7) Directors remaining, the remaining Directors shall constitute the Board of Directors until the vacancy(ies) are filled by a vote of the majority of the Directors remaining in office, even if less than a quorum, said vacancy(ies) to be filled as soon as reasonably possible. When there are seven (7) or more Directors and a vacancy occurs, including a vacancy created by an increase in the number of Directors, it shall be filled or not filled at the discretion of the Board of Directors. The Board may elect a Chairperson of the Board, who may be the same person as the Chief Executive Officer or the President.

             2. Section 2 of Article IV was amended in its entirety to provide as follows:

             Section 2 - No person who has attained 70 years of age shall be eligible for election or reelection to the Board of Directors. Any Director who has attained 70 years of age shall resign from the Board of Directors effective as of the next Annual Meeting of Shareowners. Except for the Chief Executive Officer, any Officer or employee of the Company serving as a Director who retires, resigns or is removed or terminated from his or her office or employment with the Company shall simultaneously resign from the Board of Directors. In the event the CEO resigns or retires from his or her office or employment with the Company, he or she shall simultaneously submit his or her resignation from the Board of Directors if requested by the Nominating Committee. In the event that the CEO is removed from his or her office by the Board of Directors, or is involuntarily terminated from employment with the Company, he or she shall simultaneously submit his or her resignation from the Board of Directors. Any Director who is unavailable for reasonably regular attendance at the meetings of the Board shall resign as a Director.

             3. Section 1 of Article VI was amended in its entirety to provide as follows:

             Section 1 - The Board of Directors shall elect a Chief Executive Officer, a President, such number of Vice Presidents with such designations as the Board of Directors at the time may decide upon, a Secretary, a Treasurer and a Controller. The same person may simultaneously hold more than one office. The Board of Directors in its discretion may also elect one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Assistant Controllers, and such other Officers as may from time to time be provided for by the Board of Directors. All Officers unless sooner removed shall hold their respective offices until their successors, willing to serve, shall have been elected but any Officer may be removed from office at any time at the pleasure of the Board of Directors. All Officers shall be bonded in such form, in such amounts, and with such sureties as determined by the Board of Directors.